UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2023

Commission File Number: 001-40487

HUT 8 MINING CORP.
(Exact Name of Registrant as Specified in Its Charter)

24 Duncan Street, Suite 500, Toronto, Ontario, M5V 2B8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐           Form 40-F  ☒
INCORPORATION BY REFERENCE
The information contained in Exhibit 99.2 of this Report on Form 6-K is incorporated by reference into the Registration Statement on
Form F-10 of the registrant, which was filed with the Securities and Exchange Commission on August 5, 2022 (File No. 333-266608).

Exhibit
Exhibit No.	Description
99.1	Notice of Special Meeting of Shareholders
99.2	Management Information Circular
99.3	Form of Proxy
99.4	Letter of Transmittal
99.5	Voting Instruction Form
99.6	Voting Instruction Form
99.7	Voting Instruction Form
99.8	Voting Instruction Form
99.9	Certificate of Abridgement

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
HUT 8 MINING CORP.
Date: August 14, 2023	By:	/s/ Aniss Amdiss
		Name:	Aniss Amdiss
		Title:	Chief Legal Officer